Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement of E2open, Inc. on Form S-3 of our report dated October 10, 2013 related to the financial statements of ICON-SCM AG as of and for the years ended December 31, 2012 and 2011 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the reconciliation of net (loss) income and shareholders’ equity from accounting principles generally accepted in Germany to accounting principles generally accepted in the United States of America, discussed in Note F to the financial statements), appearing in the Current Report on Form 8-K/A of E2open, Inc. dated July 30, 2013, which is incorporated by reference in this Registration Statement, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte and Touche GmbH

Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany

January 13, 2014